Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343
February 5, 2007
Kevin Vaughn
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Comments on Form 10-KSB for the Year Ended March 31, 2006, and Forms 10-QSB for the Quarter Ended June 30, 2006 and September 30, 2006 filings
File No. 000-20989
Dear Mr. Vaughn:
Please find attached our response to your comment letter dated January 24, 2007.
In connection with this response, the Company, through the undersigned officer, hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, UROPLASTY, INC.
By /s/ Mahedi A. Jiwani
Mahedi A. Jiwani, Chief Financial Officer

Form 10-KSB for the Fiscal Year Ended March 31, 2006
1.	Item 8A. Controls and Procedures, page 35

We note your comments and as you requested we will revise future filings accordingly.
Exhibit 13. Financial Statements
Notes to Consolidated Financial Statements, page F-8
Note 1. Summary of Significant accounting Policies, page F-8
Intangibles Assets, page F-9
2.	In April 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix for our Urgent PC product. The agreement required us to pay CystoMedix an aggregate of $450,000, consisting of an initial payment of $225,000 and an additional payment of $250,000 in 12 monthly installments of $20,833. We capitalized the aggregate amount, in April 2005, as licensed technology and are amortizing it over 5 years.

We note your comment and as you requested we will revise future filings to describe any significant additions to our intangible asset acquisitions, and, as appropriate, include disclosures required by paragraph 44 of SFAS 142.
Note 3. Shareholder’s Equity, page F-13
3.	As a result of the suspension of the exercise of the 706,218 warrants we originally issued in July 2002, we granted a like number of new common stock purchase warrants to the holders of the expired warrants in April 2005. The U.S. Securities and Exchange Commission declared the registration statement for the resale of the shares underlying these warrants effective on December 19, 2006. The new warrants are exercisable at $2.00 per share at any time up to March 19, 2007. In April 2005, we recognized a liability and a charge to equity of approximately $1.4 million associated with the grant of these new warrants. We determined the fair value of these warrants using the Black-Scholes option-pricing model. We have since reduced the reported liability to approximately $515,000 due to the decrease in the fair value of these warrants from their date of issuance through December 31, 2006. We recorded a warrant benefit of $523,000 and $560,000 for the three months ended December 31, 2006 and 2005, respectively, and $150,000 and $575,000 for the nine months ended December 31, 2006 and 2005, respectively. In accordance with EITF 00-19, we recognized the liability associated with the initial grant of the new warrants and we will continue to remeasure the value of this liability in relation to its fair value and adjust it accordingly until such time as the warrants are exercised or expire.
We note your comment and as you requested we will revise future filings to disclose the terms of the warrants, as described above, and, as appropriate, disclose the significant assumptions that we used within the Black-Scholes option pricing model to determine the fair value of these warrants.
4.	Guidance in FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements, dated December 21, 2006.

We note your comment. We do not believe EITF 00-19-2 is applicable to us, as we do not have any contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement.
Note 5. Savings and Retirement Plans, page F-16
5.	We note your comment and we will revise future filings, as appropriate, to include all of the disclosures required by paragraph 5 of SFAS 132 (R).
Note 7. Business Segment Information, page F-19
6.	The “adjustments and eliminations column” within our geographic disclosure represents intercompany transactions.

We note your comment and as you requested we will revise future filings to include an explanation. Further, we will simply refer to that column as “eliminations.”
Exhibits 31.1 and 31.2
7.	We note your comment and as you requested we will revise future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.
Form 10-Q for the Quarter Ended September 30, 2006
Condensed Consolidated Statements of Cash Flow, page 6
8.	We entered into an 8-year operating lease agreement, effective May 2006, for our corporate facility. As part of the agreement, the landlord provided an incentive of $280,000 for leasehold improvements. This incentive is recorded as deferred rent and amortized as reduction in lease expense over the lease term in accordance to SFAS 13, “Accounting for Leases” and FASB Technical Bulletin 88-1, “Issues Relating to Accounting for Leases.” The leasehold improvements are amortized and charged to expense over the shorter of the asset life or the lease term.

We note your comment and as you requested we will revise future filings to include the terms of the lease as described above.
Notes to the Consolidated Financial Statements, page 7
Note 9. Share-based compensation, page 10
9.	We note your comment and as you requested we will revise future filings to include only the disclosures required under paragraph 45 of SFAS 123.
Item 3. Controls and Procedures, page 24
10.	We note your comment and as you requested we will revise future filings to disclose management’s conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the reporting period in accordance to Item 307 of Regulation S-B and Part III.F of Release No. 33-8238.